SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.              Description

1                        Additional Listing released on 17 December 2004


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Exhibit No. 1

                                Additional Listing

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority for a block listing on the Official List of the UK Listing Authority of 37,163,010 ordinary shares (the "Shares") of The Rank Group Plc (the "Company"). Application has also been made to the London Stock Exchange plc (the "LSE") for the Shares to be admitted to trading in accordance with the rules of the LSE.

Up to 14,853,022 of the Shares may be issued pursuant to the conversion of the GBP167,722,000 3.875% listed convertible bonds due 2009 (issued by the Company in January 2004) (the "Convertible Bonds") and up to 22,309,988 may be issued pursuant to the conversion of the GBP65,000,000 5% unlisted convertible loan stock due 2004 (issued by the Company in January 2003) (the "Loan Stock"). Both the Convertible Bond and the Loan Stock carry the right to convert into fully paid ordinary shares in the share capital of the Company.

Copies of this announcement are available from the office of Freshfields Bruckhaus Deringer located at 65 Fleet Street, London EC4Y 1HS.

                                    - ends -

Enquiries:

The Rank Group Plc                                         020 7535 8000
Charles Cormick

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  20 December 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary